Pernix Group, Inc.

860 Parkview Blvd, Lombard, Illinois 60148

United States Securities and Exchange Commission

Mr. Rufus Decker

Division of Corporation Finance

Washington, D.C. 20549-7010

RE:

Form 10-K for the fiscal year ended December 31, 2008.

Form 10-Q for the period ended September 30, 2009.

File No. 333-92445

Dear Mr. Decker:

We have received your letter via fax/mail dated November 24, 2009 in reference to the subject noted above.  The following are the company’s responses to your questions/comments.   In connection with the company’s responses to your comments, we acknowledge:

o

The company is responsible for the adequacy and accuracy of the disclosure in their filings;

o

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Note 2 – Summary of Significant Accounting Policies, page 20:

2. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of revenues.  If you do not include depreciation or amortization in your cost of revenues, please revise your description of cost of revenues on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of revenues (exclusive of depreciation and amortization shown separately below).”  Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of revenues.   See SAB Topic 11:B.

Pernix Group’s response:

The Company recorded an insignificant amount of depreciation in 2008 (approximately $40K in 2008 on $29 million of total Cost of Goods Sold) , all of which is included in Cost of Goods Sold.  The Company deems this depreciation immaterial for disclosure. It would be inaccurate if we note that Cost of Goods Sold excludes any depreciation, because some depreciation is included in Cost of Goods Sold.

3. Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue.  If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders.  If you assume a profit component, please tell us why you feel this is appropriate.

Pernix Group’s response:

We do not record unapproved change orders in revenue.  Only approved change orders are included in our computation of percentage of completion for revenue recognition.   This response is consistent with our response to a similar inquiry in your July 27, 2007 letter.

Note 18 – Business Segment Information, page 35

4. Please revise your segment footnote to more clearly distinguish between the revenues and long-lived assets attributable to your country of domicile and all foreign countries in total.  If revenue or long-lived assets attributable to an individual foreign country are material, please disclose those separately as well.   Please refer to FASB ASC 280-10-50-41.

Pernix Group’s response:

As noted in the Part I, Item 1, all of our operations are in foreign countries.  Furthermore, we do disclose our revenues and long-lived assets attributable to those operations in the last two paragraphs of Note 18.  We only operate in Fiji and the Commonwealth of Northern Mariana Islands.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

5. Please address the above comments in your interim filings as well.

Pernix Group’s response:

We will incorporate the appropriate changes to be consistent with our responses above.

6. Please revise the cover page of your periodic reports in future filings to reflect the correct commission file number which is 333-92445.

Pernix Group’s response:

We will begin to use the commission file number 333-92445 with our 12.31.09 10K filing or any filings that may occur prior to our 10K filing.

Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements of Comprehensive Income/(Loss), page 4

7. Please revise to provide the disclosures required by FASB ASC 810-10-50-1A(a) including the comprehensive income/(loss) attributable to the stockholders of Pernix Group, the comprehensive income/(loss) attributable to noncontrolling interests and total comprehensive income/(loss).  Please also ensure that the reconciliation of total equity, equity attributable to stockholders of Pernix Group and equity attributable to noncontrolling interests is provided in the manner required by FASB ASC 810-10-50-1A(c).

Pernix Group’s response:

In accordance with FASB ASC 810-10-50-1A (a), please see page 6 of our 10Q, which provides all the applicable information required.

With respect to the reconciliation of total equity, equity attributable to stockholders of Pernix Group and equity attributable to noncontrolling interests, in accordance with Title 17, Part 210.8.03(b)(3), the amount of equity attributable to noncontrolling interests is less than 20% and therefore, disclosure of this minor interest is not required.  In addition, as a Small Reporting Company, this additional disclosure is also not required on our quarterly filings.

Condensed Consolidated Statement of Cash Flows, page 5

8. Please revise the statements of cash flows to begin with net income/(loss) which now includes income/(loss) attributable to noncontrolling interests.  Refer to FASB ASC 230-10-45-28.

Pernix Group’s response:

We will adjust our net income/(loss) on our cash flows to reflect “Consolidated net income/(loss)” as per the attached proposed format.  However, we do not understand your reference to FASB ASC 230-10-45-28, as it does not discuss noncontrolling interests.

Controls and Procedures

9. You indicated in your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 that management concluded your disclosure controls and procedures were not effective as of the end of those periods.  Neither your December 31, 2008 form 10-K, your March 31, 2009 Form 10-Q nor your June 30, 2009 Form 10-Q disclosed the reasons why your disclosure controls and procedures were not effective as of the end of those periods.  We note that you indicate your controls and procedures are now effective as of September 30, 2009; however, your disclosure indicates that there were no changes in your internal control during the quarter ended September 30, 2009.  Please revise to indicate the factors that caused management to determine that disclosure controls and procedures were not effective as of December 31, 2008, March 31, 2009 and June 30, 2009 and what subsequent changes in internal control were made that enabled management to determine that disclosure controls and procedures were effective as of September 30, 2009.

Pernix Group’s response:

Please see the December 31, 2008 10K/A filed on April 13, 2009 with the SEC.  The originally filed December 31, 2008 10K, erroneously stated that the controls were not effective as of that date, when in fact management had performed their assessment of our systems of internal control and found them to be effective.  The subsequent March 31, 2009 and June 30, 2009 10Q’s were also in error and should have stated that controls were effective as of those dates.

We will file amended 10Q’s for the March 31, 2009 and June 30, 2009 to properly state that management’s assessment of internal controls determined that such internal controls were effective as of the reporting period.

Please review the attached and let us know if you have any further questions or comments.

Sincerely,

Greg Grosvenor

VP & Chief Financial Officer

PERNIX GROUP, INC
AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

Nine Months Ended September 30, 2009 and September 30, 2008

	2009	2008
Cash flows from operating activities:
Net income/(loss) including noncontrolling interest	$101,806	(3,484,202)
Noncontrolling Interest	(2,170)	(13,869)
Net Income/(loss)	99,636	(3,498,071)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
cash used in operating activities:
Depreciation	94,619	209,201
Provision for losses on contracts in progress	0	0
(Gain)/loss on sale or disposal of fixed assets	(1,775)	34,286
Provision for unbilled and uncollected accounts	—	42,687

Changes in assets and liabilities:
Accounts receivable	810,712	(3,334,145)
Accounts receivable - related party	(39,318)	(125,934)
Prepaid expenses and other current assets	5,132	879,549
Net investment in sales-type lease	454,651	1,915,009
Other assets	9,033	5,837
Accounts payable	(1,017,266)	2,926,235
Accounts payable - related party	(10,456)	(208,264)
Accrued expenses	78,710	223,817
Interest payable - related party	56,219	55,064
Billings in excess of cost and estimated earnings	(3,172,813)	2,671,770
Other liabilities	(697,781)	676,565
Net cash (used in)/provided by operating activities	(3,330,697)	2,473,606
Cash flows from investing activities:
Proceeds from sale of equipment	1,775	75,363
Capital expenditures	(50,333)	(63,983)
Change in restricted cash	0	0
Net cash (used in)/provided by investing activities	(48,558)	11,380
Cash flows from financing activities:
Principal payments on borrowings - related party	—	(1,701,175)
Proceeds from sale of common stock	—	3,250,000
Net cash provided by financing activities	—	1,548,825
Net cash provided by financing activities	0	2,837,211

Effect of exchange rate changes on cash and cash equivalents	(167,616)	(160,907)
Net increase/(decrease) in cash and cash equivalents	(3,546,871)	3,872,904
Cash and cash equivalents at beginning of period	6,313,886	4,032,631
Cash and cash equivalents at end of period	$2,767,015	$7,905,535
Supplemental disclosure:
Cash paid during the period for interest	$—	$204,061
Cash paid during the period for income taxes	$289,226	$199,121

See accompanying notes to condensed consolidated financial statements.

PERNIX GROUP, INC
AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income/(loss) (unaudited)

Nine Months Ended September 30, 2009 and 2008

	Nine Months Ended September 30,
	2009	2008

Net income/(loss)	$101,806	$(3,484,202)
Other comprehensive (loss):
Foreign currency translation adjustment	(290,789)	(124,161)

Comprehensive (loss) attributable to the
stockholders of Pernix Group, Inc.	$(188,983)	$(3,608,363)

Comprehensive income/(loss) attributable to
Noncontrolling interests	$(2,170)	$(13,869)

Total Comprehensive (loss)	$(191,153)	$(3,622,232)

See accompanying notes to condensed consolidated financial statements.

PERNIX GROUP, INC
AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income/(loss) (unaudited)

Three Months Ended September 30, 2009 and 2008

	Three Months Ended September 30,
	2009	2008

Net income/(loss)	$521,317	$(1,215,389)
Other comprehensive (loss):
Foreign currency translation adjustment	212,844	(221,681)

Comprehensive income (loss) attributable to the
stockholders of Pernix Group, Inc.	$734,161	$(1,437,070)

Comprehensive income/(loss) attributable to
Noncontrolling interests	$589	$(5,737)

Total Comprehensive income (loss)	$734,750	$(1,442,807)

See accompanying notes to condensed consolidated financial statements.